Mail Stop 4561

December 12, 2008

Richard Heaps
Chief Financial Officer
Selectica, Inc.
1740 Technology Drive, Suite 450
San Jose, CA 95110

> **Re: Selectica, Inc.**
> **Form 8-K filed on November 6, 2008**
> **Form 10-Q/A for the Fiscal Quarter Ended June 30, 2008**
> **File No. 000-29637**

Dear Mr. Heaps:

    We have reviewed your response letter dated December 1, 2008 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 10, 2008.

Form 10-Q/A for the Fiscal Quarter Ended June 30, 2008

1.   We note your response to prior comment number 1 and continue to believe that you are required to comply with the disclosure requirements provided for in paragraphs 25 and 26 of SFAS 154. Amend your filing as appropriate.

Item 4. Controls and Procedures, page 20

Management's Report of Internal Control over Financial Reporting, page 20

2.   As previously requested, please revise to state clearly whether there were changes in your internal control over financial reporting that occurred during the your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. See Item 308T(b) of Regulation S-K.

Richard Heaps
Selectica, Inc.
December 12, 2008
Page 2

Evaluation of Disclosure Controls and Procedures, page 20

3.   We note your response to prior comment number 2. Tell us how you were able to
        conclude that your disclosure controls and procedures for the fiscal quarter ended
        June 30, 2008 were effective in light of the fact that you failed to provide the
        proper disclosure related to changes in internal control over financial reporting as
        provided for in Item 308T(b) of Regulation S-K.

                              * * * * * * *

        Please respond to these comments within 5 business days or tell us when you will
provide us with a response. Please submit all correspondence and supplemental materials
on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you
may wish to provide us with marked copies of any amendment to expedite our review.
Please furnish a cover letter that keys your response to our comments and provides any
requested information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing any amendment and
your response to our comments.

        You may contact Jason Niethamer at 202-551-3855 or me at 202-551-3730 if you
have questions regarding the above comments.

                                        Sincerely,

                                        /s/ Stephen Krikorian

                                        Stephen Krikorian
                                        Accounting Branch Chief